Exhibit I
THIRTEENTH ANNUAL GENERAL MEETING OF HDFC BANK LIMITED
June 16th at 11.00 a.m
Chairman’s Address
Esteemed Members of HDFC Bank
Ladies & Gentlemen,
It gives me great pleasure to welcome you to this, the Thirteenth Annual General meeting of the shareholders of HDFC Bank.
With your permission, I would like to update you on the progress your bank has made in the financial year ended March 31, 2007 and to share with you the general outlook for this year.
Financial Highlights 2006-07
Your bank continued to witness healthy growth in business volumes, revenues and profits for the year ended March 31, 2006. During 2006-07, the Bank’s total balance sheet size increased by 24.1% to Rs.91,236 crores. Total deposits increased by Rs.12,501 crores from Rs.55,797 crores (as of March 31, 2006) to Rs.68,298 crores (as of March 31, 2007), of which savings account deposits were Rs.19,585 crores and current account deposits were Rs.19,812 crores. Average demand (CASA) deposits were around 50% of total deposits through the financial year. During 2006-07, gross advances grew by 29.6% to Rs.49,780 crores. This was driven by a growth of 33.4% in retail advances to Rs.28,327 crores, and an increase of 24.9% in wholesale advances to Rs.21,452 crores. Total customer assets were Rs.53,715 crores as of March 31, 2007.

For the year ended March 31, 2007, the Bank earned total income of Rs.8,405.3 crores as against Rs.5,599.3 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the year ended March 31, 2007 were Rs.5,225.8 crores, up 42.4% over Rs.3,669.8 crores for the year ended March 31, 2006. The revenue growth was driven principally by an increase in net interest income. Net interest income grew by 45.7% primarily due to increase in the average balance sheet size by 36.6% and an increase in net interest margin from 4.0% to 4.3%. The increase in net interest margin was due to better mix of current accounts and increase in lending rates which were partially offset by increase in cost of deposits and cost of borrowings. The other income (non-interest revenue) increased by 34.9% to Rs. 1516.2 crores primarily due to fees and commissions and income from foreign exchange and derivatives income. Operating (non-interest) expenses increased from Rs.1691.1 crores in 2005-06 to Rs. 2420.8 crores in 2006-07, due to significant expansion in new branch infrastructure, retail loan products and the credit card business. However, the operating cost to net revenues remained more or less stable at 46.3% as against 46.1% in the corresponding year. In May 2006 and January 2007 the Reserve Bank of India increased the general provision requirement for certain standard assets such as personal loans, credit card receivables, capital market exposures and real estate exposures resulting in an extraordinary one-time general provision of Rs 158 crores in the provision for standard assets in 2006-07. Net Profit for year ended March 31, 2007 was Rs.1,141.5 crores, up 31.1%, over the corresponding year ended March 31, 2006.
Dividend:
Your Bank has had a track record of moderate but steady increases in dividend declarations for the last 10 years and the dividend payout ratio in the last few years has been in the range of 20-25%. Your Bank’s dividend policy is based on the need to balance the twin objectives of appropriately rewarding shareholders with cash dividends and of retaining capital to maintain a healthy capital adequacy ratio to support future growth. In line with this policy and in recognition of the healthy performance during 2006-07, your directors are pleased to recommend a dividend of 70% for the year ended March 31, 2007 as against 55% for the year ended March 31, 2006.
Branch Expansion:
The year ended March 31, 2007, saw a healthy expansion in the bank’s distribution network with the total number of branches (including extension counters) increasing from 535 (in 228 cities) to 684 (in 316 cities) and the number of ATMs from 1,323 to 1,605. Based on receipt of regulatory approvals for new branches, the entire branch expansion was done in the second half of the year, with 101 branches being opened only in the last quarter. The bank’s focus on semi-urban and under-banked markets continued, with 61.8% of the bank’s branches now outside the top 9 cities. Your bank will continue to supplement the branch expansion with appropriate growth in the ATM, phone-banking and net-banking channels.
Business Update:
During the year, the bank consolidated its position as one of the leading players in various retail loan and card products and as a leading distributor of third party products like mutual funds and insurance. The bank also achieved healthy growth in its agriculture financing, micro-finance and SME financing activities. With products including the Kisan Gold Card, rural supply chain initiatives and commodity finance covering the entire agriculture financing cycle, the bank’s direct agriculture lending increased by 40% during the year. The business banking and emerging corporate customer segments witnessed strong growth driven by a wide range of offerings including working capital & term finance, cash management services, foreign exchange products and electronic banking. During the year, the bank’s corporate banking, financial institutions and treasury businesses also continued to expand with cash management and trade services volumes growing by 31% and 19% respectively over the previous year. The bank’s business mix based on revenues was well balanced between retail and wholesale businesses with the former contributing to 53% of net revenues and the latter contributing to 46% of net revenues.

Asset Quality and Risk Management:
Portfolio quality as of March 31, 2007 remained healthy with gross non-performing assets at 1.2% and net non-performing assets at 0.4% of customer assets. The Bank’s strategy of balancing growth, margins and asset quality held it in good stead. As a result, asset quality, delinquencies and losses remained largely within product parameters for various loan products. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements.
Business Prospects and Growth Strategy :
As we look ahead, we expect the overall economic environment to be buoyant with the expectation that India’s GDP growth in the current year would be around 9%. Inflation will be up and is likely to lead to an upward bias in rupee interest rates during this financial year. In the light of strong foreign flows, it will be a challenge for the The Reserve Bank of India to manage rupee liquidity and currency management. Any rate increases will smother the the demand for credit to about 20-25% growth than the high growths that we saw in the earlier years, You bank will grow its loan book both in the retail sector and in the wholesale segment in line with these expectations.
Additional Capital
Given the market opportunity in the light of continued economic growth and the bank’s strong positioning in each of its major franchises, it is important that your bank has adequate capital to support its growth plans. Further, incremental capital would also facilitate meeting the changing regulatory requirements such as the proposed capital adequacy framework (based on Basel II Accord) and the new capital market exposure norms. Your Bank thus proposes to raise additional equity capital equivalent to US$ 1 billion (approximately Rs 4200 crores).
The above proposed equity issue will result in the reduction of the present shareholding of the promoter group viz the HDFC Group which is currently at 21.56%. With a view to maintain the shareholding of the promoter group at -23% of the enhanced capital base, it is proposed to offer 1,35,82,000 equity shares of Rs.

10 each at a price of Rs 1023.49 per share aggregating to Rs. 1390 crores to the promoter group by way of preferential offer. The balance amount of the proposed equity capital may be raised either as domestic public offering or as international offering.
Regulatory Challenges
During the year, SEBI, in the course of its investigations into the irregularities identified in regard to the applications tendered for the IPO offerings made by companies during the period 2003-05, had observed that several DPs including HDFC Bank Ltd. had, prima facie, appeared to have grossly failed in adhering to the Know Your Client norms as laid down by SEBI and thereby facilitated opening of demat accounts in ficticious / benami names. Consequently, SEBI passed an ex- parte interim order directing all the said DPs not to open fresh demat accounts till further directions, and has initiated enquiry proceedings against the bank. Simultaneously, SEBI had also passed an order for disgorgement amounting to Rs. 1.64 crores. The Bank in its response to the ex-parte order submitted that the prescribed Know Your Client norms were followed by the Bank and the bank had obtained all the prescribed documentation as prescribed by SEBI at the relevant points of time. The Bank, has been allowed to open fresh demat accounts since November, 2006. The Bank has also submitted its response to the Enquiry Notice and is awaiting the response from SEBI. The Bank preferred an appeal against the disgorgement order with the Securities Appellate Tribunal. The Securities Appellate Tribunal has passed an interim order staying the operations of the disgorgement order.
Meanwhile we have tightened our systems to ensure that such situations do not arise in the future.
Conclusion:
As you are aware, your bank has a simple mission — to be a world-class Indian Bank, benchmarked against best practices and standards in product offerings, technology, risk management practices and corporate governance standards. I do believe that while we have made some healthy progress, there is no room for complacency. While the overall market opportunity in each of your bank’s three franchises — Retail, Wholesale and Treasury, remain attractive, the challenge for your bank is to continue to execute its strategy — balancing growth, profitability and asset quality, in an increasingly competitive marketplace. It is critical therefore, that your bank and all its employees continue to focus and dedicate themselves to execute plans and enhance value in an increasingly competitive and volatile environment.
I would like to take this opportunity to thank all of you who are part of our shareholder family, our customers, the Reserve Bank of India and our promoters HDFC, for all the support and encouragement that has always been extended to the bank. I look forward to your continued support. I also express my sincere appreciation to all our employees at all levels for their hard work and untiring efforts in building your bank.
Thank you,
Jagdish Capoor